Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: The Bank of New York Company, Inc. (Commission File No.: 1-06152)

Mellon Financial Corporation (Commission File No.: 1-07410)

The following was distributed to The Bank of New York Company, Inc. employees on December 4, 2006:

The Bank of New York/Mellon Merger Q&A for Employees

What is the name of the new company? Where will it be headquartered?

The merger of The Bank of New York Company, Inc. and Mellon Financial Corporation will create a new company called The Bank of New York Mellon Corporation. Also, several business lines will contain both brand names as BNY Mellon.

The Bank of New York Mellon will be headquartered in New York, but will maintain a strong presence in Mellon’s home city of Pittsburgh, Pennsylvania.

Who is Mellon?

Mellon Financial Corporation is a global financial services company. Headquartered in Pittsburgh, Mellon is one of the world’s leading providers of financial services for institutions, corporations and high net worth individuals, providing asset management, private wealth management, asset servicing, payment solutions and investor services. Other information about Mellon is available at www.mellon.com.

What will be the management structure for The Bank of New York Mellon?

Tom Renyi, currently Bank of New York Chairman and CEO, will continue as Executive Chairman of The Bank of New York Mellon until his retirement 18 months after the close of the transaction.

Bob Kelly, currently Mellon President, Chairman and CEO, will serve as Chief Executive Officer of The Bank of New York Mellon and will also assume the title of Chairman at Mr. Renyi’s retirement.

Gerald Hassell, currently President of The Bank of New York, will be President of The Bank of New York Mellon.

Mr. Renyi will have primary responsibility for the integration of the two companies. Mr. Kelly and Mr. Hassell will work closely together to oversee strategy and the execution of our business plan.

Why are we merging The Bank of New York and Mellon?

We are convinced that this is a powerful and special combination that will provide an even higher level of service and performance for our clients, while significantly adding to the breadth and depth of our product offerings and solutions.

The Bank of New York Mellon will be the world’s leading provider of securities services and one of the largest asset managers, with incredible scale and global reach.

The companies have complementary businesses that will come together to produce a leading competitor in their core businesses. The businesses and skills that come together in this deal will create new growth opportunities unique to the combined corporation.

Organic growth potential is very strong and revenue synergies opportunities are excellent.

In today’s competitive environment and in a consolidating industry, this merger means we will be securely positioned for the long-term growth and viability our employees can depend on.

The new company will also mean increased possibilities for professional growth, as a broader client base and expanded capabilities will create more opportunities.

Culturally, the two companies have complementary values and a shared belief in excellent client service as well as a strong commitment to their employees.

Will I see changes right away? What should I be doing?

The transaction is not expected to close until the third quarter of 2007, with a three-year transition period to follow. Between now and the close of the transaction, it is business as usual. The most important thing in any time of change is to stay focused on your job and on your clients.

We are committed to ongoing and timely communications via email, meetings and myWorld in the coming weeks and months.

Will there be layoffs/displacements? And in what groups?

As with any merger of this size, there will be overlap in job responsibilities. Following the close of the transaction by the third quarter of 2007, approximately 10 percent of our combined workforce of 40,000 will be reduced over the three-year transition period.

Though it is too early to determine exactly where the impact will be felt. It is also important to remember that the job reductions will take place over the entire three-year transition period and that normal attrition will be part of that number.

We are committed to prompt communication when decisions are made and to providing support to eligible employees who are affected.

Which businesses will be headquartered or based in Pittsburgh?

Though headquartered in New York, The Bank of New York Mellon will remain committed to a continuing strong and growing employee presence in Pittsburgh, which will be home to several businesses including cash management and stock transfer and will be a center of excellence for technology, operations and administration.

What does it mean if my division or business line is headquartered or has its division manager in another city? Will I have to move?

Where a division is headquartered or where a division head maintains his or her primary office does not necessarily determine where staff for those businesses work.

The Bank of New York, for instance, has a strong presence in London, Brussels, Utica, Singapore and Florida, just to name a few locations, and all of our core businesses have staff in multiple locations globally.

Just as it is now, staff location will be determined based on operational needs, geographic diversity, client needs and business strategies.

Will my service credit with The Bank of New York count with The Bank of New York Mellon?

Yes.

What happens to my Bank of New York benefits? Will my 2007 benefit elections remain?

The Bank of New York’s 2007 benefits will remain in place throughout the entire year.

What will happen to Bank of New York pensions, 401(k)s, options, ESPP and other grants?

For 2007, we expect that the provisions of all of those plans will not change. We will communicate any changes that might occur.

After the merger, will there be new compensation and benefits plans for employees of The Bank of New York Mellon?

Both companies currently have strong and competitive compensation and benefits plans, and that will continue for the new company. We will be establishing new programs for 2008 and beyond. We will communicate changes when those decisions have been made.

What should I do if the media or local community groups approach me about this transaction?

Any such questions must be referred to Corporate Communications at (212) 635-1569.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “will,” “highly attractive,” “expect,” “extraordinarily strong and rapidly growing competitor,” “synergies,” “opportunities,” “superior returns,” “expect,” “well-positioned,” “pro forma,” and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. We will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s or Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interests rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).

December 4, 2006

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